# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TCW Private Asset Income Fund, CIK 0002036272
CUSIP: 87807Y206
Title of class of securities: Class I common shares of beneficial interest
Address of issuer's principal executive offices: 515 South Flower Street, Los Angeles, California (CA), 90071
Date of event which requires filing of this statement: 06/18/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002011937

## Reporting persons
- Apollo Principal Holdings B GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,995,005; sole dispositive power 0; shared dispositive power 4,995,005; aggregate amount beneficially owned 4,995,005 (16.5% of the class)
- AP Talon Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,995,005; sole dispositive power 0; shared dispositive power 4,995,005; aggregate amount beneficially owned 4,995,005 (16.5% of the class)
- AP Talon Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,995,005; sole dispositive power 0; shared dispositive power 4,995,005; aggregate amount beneficially owned 4,995,005 (16.5% of the class)
- Apollo Principal Holdings B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,995,005; sole dispositive power 0; shared dispositive power 4,995,005; aggregate amount beneficially owned 4,995,005 (16.5% of the class)

## Item 1. Issuer
Name of issuer: TCW Private Asset Income Fund
Address of issuer's principal executive offices: 515 South Flower Street, Los Angeles, CA, 90071

## Item 2. Person Filing
Name of person filing:
This statement is filed by (i) AP Talon Holdings, L.P. ("AP Talon"); (ii) AP Talon Holdings GP, LLC ("Talon GP"); (iii) Apollo Principal Holdings B, L.P. ("Principal Holdings B"); and (iv) Apollo Principal Holdings B GP, LLC ("Principal Holdings B GP"). The foregoing are collectively referred to herein as the "Reporting Persons."

AP Talon holds securities of the Issuer.

Talon GP serves as the general partner of AP Talon. Principal Holdings B is the sole member of Talon GP. Principal Holdings B GP is the general partner of Principal Holdings B.
Address of principal business office or, if none, residence: The principal office of each of AP Talon, Talon GP, Principal Holdings B, and Principal Holdings B GP is 9 W. 57th Street, 41st Floor, New York, New York 10019.
Citizenship: Principal Holdings B is a Cayman Islands exempted limited partnership. Talon GP and Principal Holdings B GP are each a Delaware limited liability company. AP Talon is a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
AP Talon 4,995,005
Talon GP 4,995,005
Principal Holdings B 4,995,005
Principal Holdings B GP 4,995,005

Talon GP, Principal Holdings B, Principal Holdings B GP, and Messrs. Marc Rowan, Scott Kleinman, and James Zelter, the managers, as well as executive officers, of Principal Holdings B GP, each disclaim beneficial ownership of all common shares included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Percent of class:
AP Talon 16.5%
Talon GP 16.5%
Principal Holdings B 16.5%
Principal Holdings B GP 16.5%

The percentages are based on 30,260,260.55 Class I common shares outstanding as of June 18, 2025, as provide by the Issuer to the Reporting Persons.
Sole power to vote or to direct the vote: 0 for all Reporting Persons
Shared power to vote or to direct the vote: 4,995,005 for all Reporting Persons
Sole power to dispose or to direct the disposition: 0 for all Reporting Persons
Shared power to dispose or to direct the disposition: 4,995,005 for all Reporting Persons

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Apollo Principal Holdings B GP, LLC: /s/ William Kuesel, William Kuesel, Vice President (06/26/2025)
- AP Talon Holdings, L.P.: AP Talon Holdings GP, LLC, General Partner (06/26/2025)
- AP Talon Holdings, L.P.: Apollo Principal Holdings B, L.P., Sole Member (06/26/2025)
- AP Talon Holdings, L.P.: Apollo Principal Holdings B GP, L.P., General Partner (06/26/2025)
- AP Talon Holdings, L.P.: /s/ William Kuesel, William Kuesel, Vice President (06/26/2025)
- AP Talon Holdings GP, LLC: Apollo Principal Holdings B, L.P., Sole Member (06/26/2025)
- AP Talon Holdings GP, LLC: Apollo Principal Holdings B GP, L.P., General Partner (06/26/2025)
- AP Talon Holdings GP, LLC: /s/ William Kuesel, William Kuesel, Vice President (06/26/2025)
- Apollo Principal Holdings B, L.P.: Apollo Principal Holdings B GP, L.P., General Partner (06/26/2025)
- Apollo Principal Holdings B, L.P.: /s/ William Kuesel, William Kuesel, Vice President (06/26/2025)
Comment: Reporting Person/Group Name: